Exhibit 99.1

Intelligent Joy Limited Signs MOU with Smart IR and CLS Press to Collaborate on AI-Driven Investor Relations Platform

HONG KONG, Apr 3, 2025 – (PR Newswire) – April 3, 2025, Intelligent Group Limited (Nasdaq: INTJ), a Hong Kong based financial public relations company, announces today that its wholly owned subsidiary Intelligent Joy Limited (“Intelligent Joy” the “Company”) has entered into a Memorandum of Understanding (“MOU”) with Shanghai CLS Fintech CO., LTD (“CLS Press”), China’s foremost real-time financial news platform, and Smart IR Limited (“Smart IR”). Under the MOU, the three parties will jointly develop and promote the Smart IR Management Platform, a next-generation solution designed to redefine global investor relations management through the integration of artificial intelligence (AI), big data analytics, and cloud computing.

The Smart IR Management Platform aims to collaborate with financial PR firms and domestic data analytics companies to create a complete investor relations database. By deploying advanced AI algorithms, the platform analyzes investor behavior patterns, market trends, and sentiment in real time, empowering enterprises to make data-driven decisions and optimize stakeholder engagement.

Ms. Wai Lau, Director & Chairlady of the Board of Directors, commented, “The launch of Smart IR is designed to help listed companies stand out in a buyer’s market: It is not merely a tool, but a ‘data-intelligent bridge’ connecting high-quality assets with long-term capital. We believe Smart IR will empower listed companies to craft compelling investment narratives at lower costs and with greater efficiency, ultimately attracting truly aligned long-term partners.”

Forward-Looking Statements

This press release contains forward-looking statements that are based on the management’s current expectations, estimates, and assumptions about future economic conditions, industry performance, company operations, and financial results. These statements are not guarantees of future events or performance and involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in the forward-looking statements due to factors such as changes in economic conditions, market trends, industry developments, and operational factors. There can be no assurance that the expected events or outcomes will occur as anticipated.

About Smart IR Limited

Smart IR limited is a technology- and data-driven fintech company committed to advancing financial innovation in Hong Kong, facilitating the commercialization of research achievements, and supporting the global expansion and internationalization of mainland China’s technology-driven enterprises. Its core product, Smart IR, serves as an intelligent communication platform connecting Hong Kong- and U.S.-listed companies (or those planning to list) with investors, particularly institutional investors. By continuously driving fintech advancements, Smart IR delivers smarter and more efficient services to listed companies and investors alike.

About Shanghai CLS Fintech CO., LTD

Shanghai CLS Fintech CO., LTD, supervised and operated by Shanghai United Media Group, is China’s largest financial news group and financial news agency, upholding the journalistic principles of “accuracy, speed, authority, and professionalism”. Its services reach over 150 mainland financial institutions, 5,000+ listed companies, 200 million retail stock investors, and 700 million fund investors, solidifying its role as a critical hub for financial data and market intelligence in China.

About Intelligent Group Limited

Intelligent Group Limited has been deeply rooted in Hong Kong for many years and successfully listed on the NASDAQ in March 2024. Intelligent Group Limited is committed to providing high-value public relations services to the financial sector, helping listed companies enhance their brand influence through precise “data + content” driven communications. Through close collaboration with over 100 securities firms and more than 150 financial analysts, the company has focused on driving financial institutions, investors, and businesses with efficient content-driven public relations services. Intelligent Joy operates in Hong Kong, Guangzhou, and Shenzhen, providing top-tier communications services to leading companies in the Hong Kong and U.S. stock markets.

For more information, please visit Intelligent Joy’s website: www.intelligentjoy.com.

For enquiry, please contact Intelligent Group Limited:
Karen Deng

Phone: (86)13048870338
Email: Karen.deng@intelligentjoy.com

In the event of any discrepancies with press releases from other sources, this version as published on the Company’s website shall prevail.